As filed with the Securities and Exchange Commission on September 25, 2003

Registration No. 333-108288

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

[X]	Pre-Effective Amendment No. 1	[ ]	Post-Effective Amendment No.

(Check appropriate box or boxes)

Exact name of Registrant as Specified in Charter:

Ivy Funds, Inc.
6300 Lamar Avenue
Shawnee Mission, Kansas 66202

Registrant’s Telephone Number: (913) 236-2000

Name and Address of Agent for Service:
Kristen A. Richards
6300 Lamar Avenue
Shawnee Mission, Kansas 66202

Copies to:

Kathleen L. Prudhomme Dorsey & Whitney LLP 50 South Sixth Street, Suite 1500 Minneapolis, MN 55402	Robert R. Leveille Bell, Boyd & Lloyd LLC Three First National Plaza, Suite 3300 Chicago, IL 60602

Approximate Date of Proposed Public Offering:
As soon as possible following the effective date of this Registration Statement.

Title of securities being registered: Shares of Common Stock, par value $0.01.

An indefinite amount of the Registrant’s securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

     PART A, PART B AND PART C OF THE REGISTRATION STATEMENT ARE INCORPORATED BY REFERENCE TO REGISTRANT’S REGISTRATION STATEMENT ON FORM N-14, FILED WITH THE COMMISSION ON AUGUST 28, 2003 (ACCESSION NO. 0000950134-03-012301).

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SIGNATURES

     As required by the Securities Act of 1933, this registration statement has been signed on behalf of the registrant, in the city of Shawnee Mission, and the state of Kansas on the 25th day of September, 2003.

Ivy Funds, Inc.

By	/s/ Henry J. Herrmann

Name: Title:	Henry J. Herrmann President

     As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title

/s/ Keith A. Tucker* Keith A. Tucker	Chairman of the Board	September 25, 2003

/s/ Henry J. Herrmann Henry J. Herrman	President and Director	September 25, 2003

/s/ Theodore W. Howard Theodore W. Howard	Vice President, Treasurer, Principal Financial Officer and Principal Accounting Officer	September 25, 2003

/s/ Jarold W. Boettcher* Jarold W. Boettcher	Director	September 25, 2003

/s/ James D. Gressett* James D. Gressett	Director	September 25, 2003

/s/ Joseph Harroz, Jr.* Josept Harroz Jr.	Director	September 25, 2003

/s/ Glendon E. Johnson, Jr.* Glendon E. Johnson, Jr.	Director	September 25, 2003

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/s/ Eleanor B. Schwartz* Eleanor B. Schwartz	Director	September 25, 2003

/s/ Michael G. Smith* Michael G. Smith	Director	September 25, 2003

/s/ Edward M. Tighe* Edward M. Tighe	Director	September 25, 2003

*By	/s/ Kristen A. Richards

Kristen A. Richards Attorney-in-Fact

ATTEST:

/s/ Daniel C. Schulte Daniel C. Schulte Assistant Secretary

* Pursuant to powers of attorney filed as Exhibit 16 to the Registrant’s registration statement on Form N-14 filed with the Commission on August 28, 2003.

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